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                             February 8, 2022

       Yi Shao
       Chief Executive Officer
       Oriental Culture Holding LTD
       Room 1402, Richmake Commercial Building
       198-200 Queen   s Road Central, Hong Kong

                                                        Re: Oriental Culture
Holding LTD
                                                            Registration
Statement on Form F-3
                                                            Filed January 28,
2022
                                                            File No. 333-262398

       Dear Mr. Shao:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-3 filed January 28, 2022

       Prospectus Cover Page

   1. We note your disclosure that you "are a Cayman Islands holding company without material operations and
[y]our business is conducted by [y]our subsidiaries in Hong Kong and variable interest
entity (   VIE   ) and its subsidiaries in China and this structure
                                                        involves unique risks
to investors." In addition, please:

                                                              Disclose
prominently on the prospectus cover page that you are not a Chinese operating company
and that your business is conducted through contractual
                                                            arrangements with a
variable interest entity ("VIE") (emphasis added). If true,
                                                            disclose that these
contracts have not been tested in court.
 Yi Shao
FirstName  LastNameYi
Oriental Culture HoldingShao
                         LTD
Comapany8,NameOriental
February    2022         Culture Holding LTD
February
Page 2 8, 2022 Page 2
FirstName LastName
                Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies.

                Disclose that investors may never hold equity interests in the Chinese operating company (emphasis added), as we note that your disclosure only states that
              "[i]nvestors of [y]our ordinary shares will not own any equity interests in [y]our VIE"
              (emphasis added).

                Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure (emphasis added), which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. In this regard, we note your disclosure only discusses the results regarding "[a]ny change in foreign investment regulations, and other policies in China or related enforcement actions by China government."

                Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure. In this regard, we note your risk factor cross-
              reference does not refer to your risk factor discussing the risks related to the VIE structure.
2. We note your disclosure that "[a]ny change in foreign investment regulations, and other policies in China or related enforcement actions by China government could result in a material change in [y]our operations and the value of [y]our ordinary shares and could significantly limit or completely hinder our ability to offer [y]our ordinary shares to investors or cause the value of [y]our ordinary shares to significantly decline or be worthless." Please revise your disclosure and make conforming changes throughout the prospectus to clarify that this applies to the value of the securities you are registering for sale, as we note that you are registering not only ordinary shares but also preferred shares, warrants, rights and units. Please make conforming changes in each appropriate instance throughout the prospectus. Your disclosure should also address how recent statements and
         regulatory actions by China   s government, such as those related to
the use of variable
         interest entities and data security or anti-monopoly concerns, have or may impact the
         company   s ability to conduct its business, accept foreign
investments, or list on a U.S. or
         other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
3. We note your disclosure that "[t]he Company, we, us, our company, and our are referred to Oriental Culture Holding LTD. ("Oriental Culture"), a holding company incorporated under the laws of the Cayman Islands, its subsidiaries, VIE and the subsidiaries of VIE."
         We also note your disclosure on page ii under the heading "About This Prospectus" that
         "all references in this prospectus to "Oriental Culture", "OCG," "we," "us," "our," "the
         Company," "the "Registrant" or similar words refer to Oriental Culture Holding LTD.,
 Yi Shao
Oriental Culture Holding LTD
February 8, 2022
Page 3
         together with our subsidiaries, VIE and its subsidiaries." Please revise your disclosure to refrain from using terms such as "we" or "our" when describing activities or functions of a
         VIE and ensure consistency in how you will refer to the holding company, subsidiaries and VIE when providing the disclosure throughout the document, so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. For example, disclose, if true, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity.
4. We note your disclosure that "neither any of [y]our subsidiaries or [y]our VIE has made any dividends or other distributions to [y]our holding company or any U.S. investors as of the date of this prospectus." Please also state whether any other transfers have been made to date, whether any transfers, dividends or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors other than
         U.S. investors, and quantify the amounts where applicable. Please also provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements.
         Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.
Prospectus Summary, page 1

5. We note your discussion of your VIE structure on page 1, the related risks discussed on page 2 including that such "contractual arrangements may not be as effective as direct ownership . . . ," and the organization chart provided on page 9. Describe all contracts and arrangements through which you claim to have economic rights and exercise control that
         results in consolidation of the VIE   s operations and financial
results into your financial
         statements. In describing the relevant contractual agreements between the entities, please further discuss how this type of corporate structure may affect investors and the value of their investment, including that the company may incur substantial costs to enforce the terms of the arrangements.
6. We note your disclosure that the Cayman Islands holding company controls and receives
       "the economic benefits of the business operations of Jiangsu Yanggu through a series of contractual agreements (the "VIE Agreements")." However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE.
       Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your
FirstName LastNameYi Shao
       disclosure should clarify that you are the primary beneficiary of the VIE for accounting
Comapany    NameOriental
       purposes.            Culture
                   Please also       Holding
                               disclose,       LTD
                                         if true, that the VIE agreements have
not been tested in a
       court
February      of law.
          8, 2022  Page 3
FirstName LastName
 Yi Shao
FirstName  LastNameYi
Oriental Culture HoldingShao
                         LTD
Comapany8,NameOriental
February    2022         Culture Holding LTD
February
Page 4 8, 2022 Page 4
FirstName LastName
7. Please disclose the risks that your corporate structure and being based in or having the
         majority of the company   s operations in China and Hong Kong poses to
investors. In
         particular, describe the significant regulatory, liquidity, and enforcement risks with cross-
         references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
8. We note your disclosure pertaining to required permissions from Chinese authorities on page 2. In connection therewith:

                Your disclosure states that your VIE and its subsidiaries have received all required permissions from Chinese authorities to operate its current business in China. Please specifically disclose each permission or approval that your VIE and its subsidiaries have received.

                Please revise your disclosure throughout this paragraph to clarify when you are discussing your VIE and its subsidiaries compared to your holding company and its subsidiaries. As example only, we note your disclosure that "[a]s our VIE and its subsidiaries provide marketing, warehouse storage and technical maintenance services in China, based on the advice of our PRC counsel, we do not believe that we are a Critical Information Infrastructure Operator . . . " (emphasis added). In this regard, we note that your disclosure should discuss each permission or approval that you, your subsidiaries, or the VIE are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors, and that you should state whether you, your subsidiaries, or VIE are covered by permissions requirements from the China Securities Regulatory Commission
              (CSRC), Cyberspace Administration of China (CAC) or any other governmental
              agency that is required to approve the VIE   s operations
(emphasis added).

                We note your disclosure regarding the "Opinions" and the uncertainty regarding the
              "current PRC regulatory environment" and how this relates to whether you will be required to obtain permissions. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or
 Yi Shao
FirstName  LastNameYi
Oriental Culture HoldingShao
                         LTD
Comapany8,NameOriental
February    2022         Culture Holding LTD
February
Page 5 8, 2022 Page 5
FirstName LastName
              approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

                Ensure that your discussion applies to the securities being registered for sale pursuant to this prospectus (emphasis added), as your disclosure here only refers to your
              "Ordinary Shares or Preferred Shares."
9. We note your description of how cash is transferred through your organization under the sub-heading "Dividend Distribution." In particular:

                We note your disclosure states that "[y]our WFOE receives payments from Jiangsu
              Yanggu, pursuant to the VIE Agreements." Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer.
              Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences.

                We note your disclosure that "[a]s of the date of this prospectus, neither WFOE or any of our subsidiaries in Hong Kong has not made any dividends or distributions to the Company, the Company has not made any dividends or distribution to the holding company, and no dividends or distributions have been made by the Company."
               Please revise your disclosure to disclose whether any transfers, dividends, or distributions have been made to date. In this regard, we note your disclosure does not address "transfers." Further, please clarify what you mean by the "Company" as compared to the "holding company," as we note your disclosure on the cover page and page ii indicates that both references are to Oriental Culture Holding LTD.

                We note your disclosure that "[c]urrent PRC regulations permit our WFOE to pay dividends to the Company only out of its accumulated profits . . .. ." Please also describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the
              VIE agreements.
10. We note your inclusion of the selected consolidating statements of income and cash flows for the years ended December 31, 2020 and 2019 and selected balance sheet information as of December 31, 2020 and 2019 showing financial information for the Company
         (excluding the VIEs), the VIEs, eliminating entries and consolidated information. Please also revise such schedules to disaggregate the BVI subsidiary, Hong Kong subsidiaries and the WFOE that is the primary beneficiary of the VIE. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of,
 Yi Shao
Oriental Culture Holding LTD
February 8, 2022
Page 6
         entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. We also note that any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.
Risk Factors, page 11

11. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. In doing so, please address the applicability of new regulations that will go into effect on February 15 that will require internet platform operators holding data of more than 1 million users to undergo a network security review, which we note you refer to on page 2 in the prospectus summary.
"If the Chinese government determines that the contractual arrangements through which we control our VIE . . . ", page 11

12. Please revise your risk factor to acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with
         PRC regulations, or if these regulations change or are interpreted differently in the future, the securities you are registering may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.
"The Chinese government exerts substantial influence over the manner in which we must conduct our business . . . ", page 13

13. Please revise your disclosure that such actions by the Chinese government may "cause the value of [y]our Ordinary Shares to significantly decline or be worthless" to refer to the value of the securities you are registering (emphasis added). Please make conforming changes throughout the prospectus.
Part II
Item 9. Exhibits, page II-1
FirstName LastNameYi Shao
14. We note your reliance on the advice of your PRC counsel in certain instances throughout
Comapany    NameOriental
       the prospectus.     Culture
                        Please      Holding
                               file your PRCLTD
                                              counsel's consent as an exhibit
to the registration
       statement
February  8, 2022 as required
                  Page  6     by Section 7 of the Securities Act and Securities
Act Rule 436.
FirstName LastName
 Yi Shao
FirstName  LastNameYi
Oriental Culture HoldingShao
                         LTD
Comapany8,NameOriental
February    2022         Culture Holding LTD
February
Page 7 8, 2022 Page 7
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Brian Fetterolf at 202-551-6613 or Jennifer L pez Molina at 202-551-
3792 if you have any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:      Jeffrey Li